September 29, 1997

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Gentlemen:

Enclosed please find six (6) copies of Schedule 13G Form on behalf of BT Alex. Brown Inc.(formerly Alex. Brown &
Sons Inc.) reporting holdings of the common stock of Boston
Communications Group, Inc.("BCGI") in certain accounts owned by one of our registered representatives, as well as in various customer accounts for which that registered representative has been granted discretionary authority to purchase or sell (but not the right to vote) securities on behalf of those customers. The filing reports such ownership as of July 31, 1997, and was delayed due to a programming error.

If you have any questions, please call me at(410) 895-3600.

                                        Very truly yours,


                                        Robert F. Price



cc:  Boston Communications Group, Inc.
     National Association of Securities Dealers
          SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.  )*

          Boston Communications Group, Incorporated
          _______________________________________
                      NAME OF ISSUER:
                      Common Stock
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                        100582105
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 6 Pages
CUSIP No. 100582105                  Page 2 of 6 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  BT Alex.Brown Incorporated (formerly Alex.Brown & Sons
Incorporated) IRS ID# 13-3311934 (formerly 52-1319768)


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  130 Liberty Street New York, New York 10006

 NUMBER OF     5. SOLE VOTING POWER

  SHARES       - 0 - shares


BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY      - 0 - shares


  EACH         7. SOLE DISPOSITION POWER

REPORTING      - 0 - shares


 PERSON        8. SHARED DISPOSITION POWER

  WITH            1,315,600 shares


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
               1,315,600 shares
CUSIP No. 100582105                     Page 3 of 6 Pages


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            10.36%


12.TYPE OF REPORTING PERSON *

             BD





























CUSIP No. 100582105                    Page 4 of 6 Pages


Item 1(a)    NAME OF ISSUER:

             Boston Communications Group, Incorporated

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

             100 Sylvan Road
             Woburn, MA 01801

Item 2(a)    NAME OF PERSON FILING:

             BT Alex.Brown Incorporated (formerly Alex.
Brown & Sons Incorporated)

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             130 Liberty Street
             New York, New York  10006

Item 2(c)    CITIZENSHIP:

             United States

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock

Item 2(e)    CUSIP NUMBER:

             100582105

Item 3       THE PERSON FILING IS A:

      (a)    [X] Broker or dealer registered under Section
                 15 of the Act

Item 4       OWNERSHIP:

      (a)  Amount Beneficially Owned:

                1,315,600 shares (as of July 31, 1997)
CUSIP No. 100582105                     Page 5 of 6 Pages

      (b)  Percent of Class:
                10.36%


       (c)  Number of shares as to which the Bank has:
          (i)  sole power to vote or to direct the
            vote -0-

          (ii)  shared power to vote or to direct the
             vote -0-

          (iii) sole power to dispose or to direct the disposition of -0-

          (iv) shared power to dispose or to direct the disposition of -

               1,315,600 shares

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
          OF ANOTHER PERSON:

             Not applicable.


Item 7      IDENTIFICATION AND CLASSIFICATION OF THE
            SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
            REPORTED ON BY THE PARENT HOLDING COMPANY:

             Not applicable.

Item 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS
            OF THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.

CUSIP No. 100582105                Page 6 of 6 Pages



Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       September 29, 1997



Signature:  BT Alex.Brown Incorporated
           (formerly Alex.Brown & Sons Incorporated)


By:           /s/Robert F. Price
Name:            Robert F. Price

Title:           Managing Director